Exhibit 21: List of Subsidiaries of the Registrant

Ryland Mortgage Company (an Ohio Corporation)

Ryland Homes of California, Inc. (a Delaware Corporation)

RH of Texas Limited Partnership

RH of Indiana, LP

Ryland Communities, Inc. (a Florida Corporation)